Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC

Mail Processing Section

MAR 07 2017

2. Provide the applicant's primary street address (Do not use a P.O. Box):

11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):
N/A

Washington DC
406

4. Provide the applicant's business telephone and facsimile number:

212-656-2938   212-656-8101

(Telephone)   (Facsimile)

17002440

5. Provide the name, title, and telephone number of a contact employee:

Martha Redding   Assistant Secretary   212-656-2938

(Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

Martha Redding

NYSE Holdings LLC

11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 7/14/05   (b) State/Country of formation: New York

(c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 3/3/17

(MM/DD/YY)

New York Stock Exchange LLC

(Name of applicant)

By: _____

(Signature)

Martha Redding, Assistant Secretary

(Printed Name and Title)

Subscribed and sworn before me this 3rd day of March, 2017 by Tiwana Braddox

(Month) (Year) (Notary Public)

My Commission expires 6/18/2018 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

March 2017

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

March 2017

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE MKT	NYSE MKT LLC
☐ NYSE Amex Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Contact Name: _____ Telephone: _____

Email: _____

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (e.g., Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE MKT and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca Equities, Inc., under the oversight of NYSE Arca, Inc., a self-regulatory organization.

2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form.

(b) <u>Restrictions on Use; Security</u>. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(d) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

3. **Compliance**

   (a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

   (b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

   (c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

   (d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of User's breach of its obligations under this User Agreement, NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents), except to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud or breach of this User Agreement. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. **Change of the Platform**

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. **Ownership**

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of its name, trade name, trademarks and service marks.

6. Information

    (a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in Section 6(b), the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

    (b) <u>Disclosure</u>. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE. User consents to NYSE disclosing: (i) Information in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

    (c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

    (d) <u>Limitation</u>. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVTY TO THE PLATOFRM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages
NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination
This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement, the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(j) and (k), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms, the Rules, all agreements required by the Rules and all other agreements entered into related to User's access, connection to or use of the Platform constitute the entire agreement between the parties with respect to connection to and use of the Platform. This User Agreement replaces prior user agreements related to User's use of the Platform.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without regard to choice of law principles.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User. The amendment to this User Agreement contained within this notice will be effective sixty (60) days subsequent to receipt of the notice by the User, unless User terminates this User Agreement, Connectivity Questionnaire or Session Request Form, as relevant, pursuant to this Section 13(k). If the amendment has a material, adverse impact on User, then User may terminate the modified User Agreement, Connectivity Questionnaire or Session Request Form, as relevant, within sixty (60) days of receipt of the notice.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

Accepted on behalf of NYSE:

Entity: _____

_____
(Company Name)

By (Signature): _____

By (Signature): _____

Name: _____

Name: _____

Title: _____

Title: _____

Date: _____

Date: _____

With Notices To:

User Name: _____

NYSE

Contact Name: _____

Attention: Client Relationship Services

Address: _____

353 N. Clark Street, 31st Floor

City, State, Zip: _____

Chicago, IL 60654

Email: _____

crs@nyse.com

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.   **For questions regarding this form, please contact Connectivity at (212) 896-2830 option 2.**   **Completed Session Request Forms should be returned to Connectivity at <u>connectivity@nyse.com</u>.**

Contact Information

Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Acknowledgment of Certification

Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group:

Session Detail (Please select only one market, session type, and protocol, per request form.)

Request Type:	☐ Create	☐ Modify	☐ Remove		
Market:	☐ NYSE Arca Equities ☐ NYSE MKT	☐ New York Stock Exchange ☐ NYSE Amex Options		☐ NYSE Arca Options	
Session Type:	☐ Member	☐ Service Bureau		# of Sessions:	
Protocol:	☐ FIX Order Entry ☐ Binary Order Entry ☐ FIX Drop Copy ☐ Binary Drop Copy				
Sender Comp IDs (If modifying or removing.):					

Order Entry Settings

- Leave blank and proceed to the next page if protocol is drop copy.
- Check only the settings that are changing if this is a modification.

MPID(s):			
Cancel on Disconnect:	☐ None	☐ Cancel All	☐ Cancel All Except On Open/On Close
Default Self-Trade Prevention:	☐ None ☐ Cancel Newest ☐ Cancel Oldest ☐ Cancel Both ☐ Decrement		
Max Order Qty (Exchange max applied, if blank.):			
Priority Update Ack Subscription:	☐ Subscribe		☐ Do Not Subscribe
Symbol Eligibility:	☐ All Symbols		☐ Test Symbols Only

Drop Copy Settings

- *Leave blank if protocol is order entry.*
- *Check only the settings that are changing if this is a modification.*

Filter By (Choose One):	☐ Sender Comp ID ☐ MPID (FIX Only) ☐ Clearing Firm (FIX Only)

Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*

Message Preference:	☐ All activity (Exchange Side) ☐ Fills/Partial Fills Only

Source IP Permission

- *List any IPs, or IP ranges, that will be connecting to Pillar Native Gateway.*

By (Signature) _____

Name: _____

Title: _____

Company Name: _____ CRD # _____

Phone: _____

Email Address: _____

Date: _____

Completed Session Request Forms should be returned via email to <u>connectivity@nyse.com</u>.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with NYSE Arca, LLC ("NYSE") as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE MKT	NYSE MKT LLC
☐ NYSE Amex Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): _____
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____
_____
_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

User represents that it is

a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above.

Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

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[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca Equities, Inc., under the oversight of NYSE Arca, Inc., a self-regulatory organization.

1. Connection

This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User is responsible for all of its and its End Users' costs and charges incurred in connecting to Pillar and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights

User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law

User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing

User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection

NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice and without cause.

6. Amendment

NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after five (5) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement is required. If the User adds additional Subscribers, User must sign a new Connection Agreement for each new Subscriber. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment

User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,

B) ANY OTHER LOSS OR INJURY, OR

C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and the NYSE Master User Agreement located at www.nyse.com. Capitalized terms that are not defined in this Connectivity Questionnaire have the meanings given them in the Master User Agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar.**

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE Arca Options ☐ NYSE MKT Equities ☐ NYSE Amex Options ☐ NYSE Equities	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: _____)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	Yes No

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for FINRA Members

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE MKT equity membership with this application. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

---

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

	Page

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services	**FINRA – Andrew Lucks**
Email: crs@nyse.com	Email: andrew.lucks@finra.org
Phone: 1.212.896.2830 (option 5)	Phone: 1.212.858.4207

APPLICATION PROCESS (Continued)

Application Process
Following submission of the Membership Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.

- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.

- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.

- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.

- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.

- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

NYSE Rules :
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD⁺") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE and NYSE MKT member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") – are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE and NYSE MKT platform

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: _____   SEC No.: _____   Web CRD No.: _____   Broker/ Dealer TAX ID: _____

GENERAL INFORMATION

Name of Applicant
Broker/Dealer: _____

Business Address: _____

City _____   State: _____   Zip Code: _____

Business Phone: _____   Fax: _____

Website Address: _____

Contact Name: _____   Title: _____

Address: _____

Phone: _____   Fax: _____

Email Address: _____

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

— FINRA   — Dther _____

Date of Applicant Firm's FINRA Membership (if pending, so indicate): _____

TYPE OF ORGANIZATION

__ Corporation   __ Limited Liability Company   — Partnership   Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

⌐ NASDAQ DMX BX (BX)   Chicago Board Dptions Exchange (CBDE)

__ Chicago Stock Exchange (CHX)   National Stock Exchange (NSX)

— International Securities Exchange (ISE)   — NASDAQ

| Financial Industry Regulatory Authority (FINRA) NYSE Amex Dptions

NASDAQ DMX PHLX (PHLX)   — NYSE Arca

__ BATS Exchange (EBZX)   EDGA Exchange

__ BATS Y-Exchange (BYX)   ⌐ EDGX Exchange

— Dther _____

(a) Identify other memberships being considered and the estimated cost of acquisition.

— _____

(b) What source of funds will be utilized for the NYSE and any other memberships?

⌐ _____

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer   Date

_____   _____
Print Name   Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

— NYSE / NYSE MKT Equities Floor Brokerage
☐ Blue Line

— NYSE Bonds
☐ Agency
☐ Principal

— Commodities

— Non-member broker/dealer executions

— Engaging in business with other broker/dealers only

— Engaging in business with non-broker/dealers
  — Retail
  — Institutions
  — On Floor executions for non-broker/dealers

— Proprietary trading
  — NYSE MKT Designated Market Maker (DMM)
  — NYSE Designated Market Maker (DMM)
  — Off Floor
  — Supplemental Liquidity Provider (SLP)
  — Supplemental Liquidity Provider Market Maker (SLMM)

— Retail Member Organization (RMO)

— Sponsored access provider

— Corporate finance

— Primary government securities dealer

— Equities market maker

— Options (executions, market maker, etc.)

— Issue or distribute research reports

— Stock loan/stock borrow

— Repos/reverse repos financing transactions

— Joint Back Office (JBO) arrangements

| Underwritings

— Other (Please explain: _____)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.)   Yes —   No —

Response: _____

3. Identify for the Applicant Firm:

   (a)   All office locations: _____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: _____

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf)   Yes   No —

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1?

Yes ___ No —

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110?

Yes ___ No ☐

If the firm answered "no", please explain.

Response: _____

8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?

Yes ☐ No —

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE and/or NYSE MKT equities floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44)   Yes ☐   No ☐

        Info Memo 07-43 can be found here:
           https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf
        Info Memo 07-44 can be found here:
           https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? *(See NYSE Rules 301(e)(1), 353, and 440)*   Yes ☐   No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: _____

Mailing Address: _____

Phone: _____ Email: _____

11. Does the Applicant Firm maintain error and investment accounts?   Yes ☐   No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. The Applicant must maintain a separate error account for NYSE MKT equities floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).
        Member Education Bulletin 2011-5 can be found here:
           https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf
        Info Memo 07-72 can be found here:
           https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below?   Yes ☐   No ☐

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:
- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: _____   CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____   CRD: _____

Phone: _____

Email: _____   Exams: _____

Chief Compliance Officer ("CCO")

Name: _____   CRD: _____

Phone: _____

Email: _____   Exams: _____

Chief Operations Officer ("COO")

Name: _____   CRD: _____

Phone: _____

Email: _____   Exams: _____

Head of Technology

Name: _____   CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____   CRD: _____

Phone: _____

Email: _____

Lead Floor Broker (If applicable)

Name: _____   CRD: _____

Phone: _____

Email: _____   Exams: _____

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

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[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION	
Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
__ Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
__ Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.	
__ If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. • The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf • Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
__ Provide an organization chart showing the following: • All entities controlling, controlled by or under common control with the Applicant Firm • Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent • Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
Provide the following: • A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), • The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and • Identify the type of business relationships between the Applicant Firm and the affiliates	
__ Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: • Applicant Firm's written response regarding any deficiencies cited in the reports. • A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
__ Provide Financial Documentation: • If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital • If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) • Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. • If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)
If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: • Nature of their activities with the Applicant Firm • Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities • Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
If FINRA, NYSE Arca or NYSE MKT is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE MKT activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	

Organizational Documents:
• Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation
• These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details).
      Rule 313.22 – Provisions concerning redemption or conversion
      Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT	Page 14

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

2. Accounting Firm

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

3. Audit date covered by the Agreement

_____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

      ☐   is for the annual audit during the fiscal year   _____

      ☐   is of a continuing nature, providing for successive yearly audits.

Signature: _____   Signature: _____

Title: _____   Title: _____

Date: _____   Date: _____

          (Broker/Dealer)   (Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for Non-FINRA Members

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE MKT equities membership with this application if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE MKT equities membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

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[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 5 of the application.

Application and all supplemental materials and should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD* or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services	**FINRA – Andrew Lucks**
Email: crs@nyse.com	Email: andrew.lucks@finra.org
Phone: 1.212.896.2830 (option 5)	Phone: 1.212.858.4207

Application Process

Following submission of the Membership Application, fees and supporting documents to NYSE and NYSE MKT, the application will be reviewed for accuracy and regulatory or other disclosures. NYSE and NYSE MKT will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.

- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.

- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.

- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.

- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the NYSE and NYSE MKT if and when the Applicant Firm is approved for membership.

- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") - are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE and NYSE MKT platform.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: _____ SEC No.: _____ Web CRD No.: _____ Broker/Dealer TAX ID: _____

GENERAL INFORMATION

Name of Applicant
Broker/Dealer: _____

Business Address: _____

City _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Website Address: _____

Contact Name: _____ Title: _____

Address: _____

Phone: _____ Fax: _____

Email Address: _____

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

___ NASDAQ OMX BX (BX)	___ Chicago Board Options Exchange (CBOE)
___ Chicago Stock Exchange (CHX)	___ National Stock Exchange (NSX)
___ International Securities Exchange (ISE)	___ NASDAQ
___ NASDAQ OMX PHLX (PHLX)	___ NYSE Arca
___ Other _____	___ NYSE MKT

TYPE OF ORGANIZATION

___ Corporation ___ Limited Liability Company ___ Partnership ___ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

___ NASDAQ OMX BX (BX)	___ Chicago Board Options Exchange (CBOE)
___ Chicago Stock Exchange (CHX)	___ National Stock Exchange (NSX)
___ International Securities Exchange (ISE)	___ NASDAQ
___ NASDAQ OMX PHLX (PHLX)	___ NYSE Amex Options
___ BATS Exchange (BZX)	___ NYSE Arca
___ BATS Y-Exchange (BYX)	___ EDGA Exchange
___ Other _____	___ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

___ _____

(b) What source of funds will be utilized for the NYSE and any other memberships?

_____

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

_____

Applicant Broker-Dealer

_____   _____

Signature of Authorized Officer   Date

_____   _____

Print Name   Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

—	Non-member broker/dealer executions	—	Engaging in business with other broker/dealers only
—	Commodities	—	Corporate Finance
—	Proprietary trading	—	Primary government securities dealer
⌐	Equities market maker	—	Options (executions, market maker)
⌐	Issue research reports	—	Stock loan/stock borrow
⌐	Repos/reverse repos financing transactions	⌐	Joint Back Office (JBO) arrangements
⌐	Sponsored access provider	—	Underwritings
—	NYSE Bonds ☐ Agency ☐ Principal	— ⌐	Supplemental Liquidity Provider (SLP) Supplemental Liquidity Provider Market Maker (SLMM)
—	Other (Please explain: _____)		

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2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify.

Yes — No —

Response: _____

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3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: _____

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4. Identify for the Applicant Firm:

    (a)   All office locations: _____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

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5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf)

Yes — No —

---

6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?

Yes — No ⌐

---

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

    a) Clearing Type:

        ☐ Self Clears
        ☐ Clears through another broker dealer on an omnibus basis
        ☐ Clears through another broker dealer on a fully disclosed basis
        ☐ Clears for others (affiliated or non-affiliated)

    b) Regarding the above responses, identify the firm's clearing broker-dealer: _____

    c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

        _____

    d) If introducing, provide a copy of the clearing arrangement; and

    e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

---

8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110   Yes ☐ No ☐

If the firm answered "no", please explain.

Response: _____

---

9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1?   Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

---

10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: _____

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:
- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

---

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____ Exams: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____ Exams: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____ Exams: _____

Head of Technology

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

---

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION	
Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
Provide a written description of the Applicant Firm's: • Current business lines • Operations • Supervisory, financial and internal controls • Communication and recordkeeping systems • Nature and source of the Applicant Firm's capital • Planned or anticipated future business lines • Reason for seeking Exchange membership	
If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for <u>both</u> NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. • The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf • Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
Provide an organization chart showing the following: • All entities controlling, controlled by or under common control with the Applicant Firm • Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent • Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
Provide the following: • A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), • The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and • Identify the type of business relationships between the Applicant Firm and the affiliates	
Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: • Applicant Firm's written response regarding any deficiencies cited in the reports. • A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
Provide the following Financial Documentation: • If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable • If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) • Most recent 12 months of FOCUS Reports • Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval • If NYSE Arca or NYSEMKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years • Pro-forma balance sheet for the next 6 months • Pro-forma financials projecting profit and loss for the next 6 months	

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)
If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: • Nature of their activities with the Applicant Firm • Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities • Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE MKT.)	
Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): • Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; • Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; • Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; • Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; • Investment-related civil action for damages or injunction that is pending, adjudicated or settled; • Investment-related customer complaint or arbitration required to be reported on Form U4.	

Organizational Documents:
• Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation
• These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details)
    Rule 313.22 – Provisions concerning redemption or conversion
    Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

2. Accounting Firm

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

3. Audit date covered by the Agreement

       _____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

       ☐   is for the annual audit during the fiscal year _____

       ☐   is of a continuing nature, providing for successive yearly audits.

Signature: _____   Signature: _____

Title: _____   Title: _____

Date: _____   Date: _____

           (Broker/Dealer)   (Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
    a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
    b) Directors and/or Managing Member(s)
    c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC and NYSE MKT LLC
Member / Floor Clerk Application

> Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: _____	CRD: _____	
Title / Trading Floor Position: _____	DOB: _____	
Phone: _____	Email: _____	

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____	CRD: _____
Primary Contact Name: _____	Title: _____
Phone: _____	Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Member (ME)	☐ Floor Broker
☐ Floor Clerk (FL)	☐ Designated Market Maker

Badge #
(if applicable): _____   Floor Location: _____

APPLICATION CHECKLIST

☐ A Form U-4 requesting appropriate registrations (ME or FL) have been submitted to FINRA through CRD (See above for appropriate registration type for business activity.)

☐ A Fingerprint Card is available on CRD

☐ Individual has passed or been granted a waiver of the required examination
      ME / FL – (Series19 prerequisite)

Do you have any reportable events on the U-4 submitted to FINRA through CRD?   ☐ Yes   ☐ No

FOR MEMBERS / FLOOR CLERKS

Expected Start Date, if known:				
Are you currently active on the NYSE Trading Floor?	☐ Yes		☐ No	
If No, have you ever been active on the NYSE Trading Floor in the past?	☐ Yes		☐ No	
Enter the last date you were active on the Trading Floor (if applicable)				
Have you been on the Trading Floor within the last 6 months?	☐ Yes		☐ No	
If No, have you completed the NYSE Floor Orientation Program within the last 6 months?	☐ Yes		☐ No	
If No, are you currently enrolled in the NYSE Floor Orientation Program?	☐ Yes		☐ No	
Enter the start and ending dates of the NYSE Floor Orientation Program you will attend (if applicable) If No, contact Trading Floor Education & Outreach, c/o Michelle Liguori at michelle.liguori@nyse.com or 212.656.5388 to schedule enrollment	Start Date: _____ End Date: _____			

New York Stock Exchange LLC and NYSE MKT LLC
Member / Floor Clerk Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Proposed Applicant Signature	Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Individual identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative	Date
Print Name	Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST
Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: _____ CRD: _____

Title: _____ DOB: _____

Phone: _____ Email: _____

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____ CRD: _____

Primary Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Floor Employee (FE)

All individuals requesting access to the NYSE and NYSE MKT Equity Trading Floor must register as ("FE") on CRD.

Position / Reason for access to the Trading Floor: _____

Effective Date: _____

☐ Permanent   ☐ Temporary   ☐ Intern

If Temporary, indicate length of employment: _____

Access Required: ☐ Building   ☐ Trading Floor

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A Fingerprint Card is available on CRD

Do you have any reportable events on the U-4 submitted to FINRA through CRD?   ☐ Yes   ☐ No

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

_____   _____
Signature of Applicant   Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization certifies that the applicant named above is authorized to enter into the NYSE and NYSE MKT Trading Floor as referenced above, on behalf of this NYSE & NYSE MKT Member Organization. Additionally, the Member Organization acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Organization in all respects.

Member Organization Name: _____

_____   _____
Signature of Authorized Member Organization   Date
Representative

_____   _____
Print Name   Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

AP Form

NYSE MKT LLC and New York Stock Exchange, LLC

This Form is to be completed by Non-Natural Persons seeking Approved Person status and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the Non-Natural Person seeking Approved Person status ("Applicant") should be familiar with the New York Stock Exchange, LLC ("NYSE") and NYSE MKT, LLC ("NYSE MKT") (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Rules 2 and 304.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - o A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - o The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - o Notification of changes should be provided to the Exchange (crs@nyx.com) and FINRA (Q&RNY@finra.org) within 30 days
- Please refer to Information Memo 12-10: http://www.nyse.com/nysenotices/nyse/information-memos/list

For Applicants associated with firms seeking NYSE / NYSE MKT membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyx.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the AP Form to FINRA, Qualifications & Registration Department at Q&RNY@finra.org.

Section I

1. Full Name of the Applicant: _____

2. If applicable, Web CRD # of the Applicant: _____

3. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization:_____

   Web CRD#: _____

4. Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserve the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Rule 2 of the Exchange.

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _____   Date: _____
        (A Duly Authorized Executive Officer, Senior Partner, Managing Member or
        equivalent of the Applicant)

Printed Name: _____

Title: _____

Web CRD# (if applicable): _____

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

TRADING LICENSE

An Equity Trading License is required to effect transactions on the floor of the Exchange or through any facility of the Exchange. The cost of an Equity Trading License is$50,000 per year billed monthly and pro-rated for the amount of time remaining for the year.

To terminate an existing NYSE Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____ CRD: _____

Primary Contact Name: _____ Title: _____

Phone: _____ Email: _____

Billing Contact Name: _____

Billing Address: _____

City: _____ State: _____ Zip: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

_____
Signature of Authorized Officer, Partner, Managing
Member, or Sole Proprietor

_____
Date

_____
Print Name of Authorized Signatory

_____
Title

_____
Phone Number of Authorized Signatory

_____
Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange, LLC and NYSE MKT LLC
Securities Lending Representative Agreement

Must be completed by all applicants for approval as Securities Lending Representatives and all direct supervisors of Securities Lending representatives.

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the Constitution and Rules of the New York Stock Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmation s and statements to appropriate supervisory persons at my employer in accordance with the rules of the New York Stock Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name: _____

_____   _____
Name of Witness[1] (Please Print)   Name of Applicant (Please Print)

_____   _____
Signature of Witness   Signature of Applicant

_____   _____
Title   Applicant CRD#

[1]The Witness must be either a partner of the firm, office of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Revised November 2014